MAM Software Group, Inc.
Maple Park, Maple Court
Tankersley, Barnsley, UK S75 3DP

March 7, 2011

United States Securities and Exchange Commission
Washington, D.C. 20549
Attn:  Mr. Stephen Krikorian

Re:  MAM Software Group, Inc. (the “Company”) 10-K for year ended June 30, 2010

Dear Mr. Kirkorian:

In connection with the letter sent to your attention dated March 7, 2011, on the Company’s behalf by its counsel on the above-referenced matter, have reviewed the letter, and hereby confirm that:

•       The Company is responsible for the adequacy and accuracy of the disclosure in the fillings;
•       Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
•       The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Charles F. Trapp
Name: Charles F. Trapp
Title: Chief Accounting Officer